EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

May 27, 2021

AVINO REPORTS VOTING RESULTS OF AGSM

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report that at the Annual General & Special Meeting of shareholders (“AGSM”) of the Company held on May 27, 2021, all resolutions proposed to shareholders were duly passed. 28,050,671 common shares of the Company, representing approximately 28.11% of the Company’s issued and outstanding common shares as at the record date were voted.

The following briefly describes the matters voted upon and the outcome of the votes at the meeting:

1.	Setting the Number of Directors at Five

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at five was passed as follows:

Votes For	% For	Votes Against	% Against

8,437,941	98.33	143,558	1.67

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ronald Andrews	8,079,386	94.15	502,112	5.85
Peter Bojtos	8,260,683	96.26	320,815	3.74
Gary Robertson	8,263,352	96.29	318,146	3.71
David Wolfin	8,313,160	96.87	268,338	3.13
Jasman Yee	8,222,333	95.81	359,165	4.19

3.	Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Manning Elliott LLP as the Company’s auditors was passed as follows:

Votes For	% For	Votes Withheld	% Withheld

26,423,389	94.20	1,627,281	5.80

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4.	Approval of Unallocated Entitlements under the 2018 Rolling Stock Option Plan

According to proxies received and a vote conducted by a show of hands, the resolution regarding the approval of unallocated entitlements under the 2018 Rolling Stock Option Plan was passed as follows:

Votes For	% For	Votes Against	% Against

7,421,874	86.49	1,159,624	13.51

5.	Approval of Unallocated Entitlements under the 2018 Restricted Share Unit Plan

According to proxies received and a vote conducted by a show of hands, the resolution regarding the approval of unallocated entitlement under the 2018 Restricted Share Unit Plan was passed as follows:

Votes For	% For	Votes Against	% Against

7,054,640	82.21	1,526,859	17.79

The Board of Directors appreciate the support of our shareholders.

About Avino

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, copper and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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